UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                            Fidelity Federal Bancorp
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                    299333104
                            ------------------------
                                 (CUSIP Number)

     Bruce Cordingley, c/o Pedcor Investments, A Limited Liability Company, 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240 (317) 587-0320
                            ------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2003
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Bruce A. Cordingley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF               7         SOLE VOTING POWER
                                  87,518 (1)
SHARES
                        --------------------------------------------------------
BENEFICIALLY            8         SHARED VOTING POWER
                                  6,045,331 (2)
OWNED BY
                        --------------------------------------------------------
EACH                    9         SOLE DISPOSITIVE POWER
                                  87,518 (1)
REPORTING
                        --------------------------------------------------------
PERSON                  10        SHARED DISPOSITIVE POWER
                                  6,045,331 (2)
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,132,849
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.4% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 15,580 shares held directly by Mr. Cordingley; (ii) 6,835 shares held directly by Mr. Cordingley's wife, Denise Cordingley; (iii) 8,587 shares which Mr. Cordingley has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 1994 Rights Offering; and (iv) 56,516 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 311,658 shares owned by Pedcor Bancorp, of which Mr. Cordingley is the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife); (ii) 2,814,958 shares owned by Pedcor Holdings, LLC, of which Mr. Cordingley is the President and 34.31% owner; (iii) approximately 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and (iv) 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 6,740,883 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of December 31, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gerald K. Pedigo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Personal Funds
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF               7.       SOLE VOTING POWER
                                 237,757 (1)
SHARES
                        --------------------------------------------------------
BENEFICIALLY            8.       SHARED VOTING POWER
                                 6,045,331 (2)
OWNED BY
                        --------------------------------------------------------
EACH                    9.       SOLE DISPOSITIVE POWER
                                 237,757 (1)
REPORTING
                        --------------------------------------------------------
PERSON                  10.      SHARED DISPOSITIVE POWER
                                 6,045,331(2)
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,283,088
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.3% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 227,957 shares owned directly by Mr. Pedigo; and (ii) 9,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 311,658 shares owned by Pedcor Bancorp, of which Mr. Pedigo is the Chairman and 46% owner; (ii) 2,814,958 shares owned by Pedcor Holdings, LLC, of which Mr. Pedigo is the Chairman and 34.31% owner; (iii) 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and (iv) 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 6,740,883 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of December 31, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Phillip J. Stoffregen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF               7.       SOLE VOTING POWER
                                 21,600 (1)
SHARES
                        --------------------------------------------------------
BENEFICIALLY            8.       SHARED VOTING POWER
                                 0
OWNED BY
                        --------------------------------------------------------
EACH                    9.       SOLE DISPOSITIVE POWER
                                 21,600 (1)
REPORTING
                        --------------------------------------------------------
PERSON                  10.      SHARED DISPOSITIVE POWER
                                 0
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,600
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .31% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 10,000 shares owned directly by Mr. Stoffregen; and (ii) 11,600 shares which Mr. Stoffregen has the right to acquire pursuant to stock options granted from Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Based on 6,740,883 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of December 31, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
                                 5,709,007 (1)
SHARES
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
                                 0
OWNED BY
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
                                 5,709,007 (1)
REPORTING
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
                                 0
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,709,007
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.6% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

(1) Includes (i) 2,814,958 shares owned directly by Pedcor Holdings, LLC; (ii) 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire pursuant to a stock option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and
(iii) 386,619 shares which Pedcor Holdings, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 6,740,883 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of December 31, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Bancorp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
                                 336,324 (1)
SHARES
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
                                 0
OWNED BY
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
                                 336,324 (1)
REPORTING
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
                                 0
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         336,324
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9 % (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

(1) Includes (i) 311,658 shares owned directly by Pedcor Bancorp; and (ii) 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 6,740,883 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of December 31, 2002 and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer
----------------------------

     This Amendment No. 15 to Schedule 13D (this "Schedule 13D") amends Amendment No. 14 to Schedule 13D and relates to the common stock, par value $1.00 per share, of Fidelity Federal Bancorp (the "Issuer"). The Issuer's principal executive office is located at 18 N.W. Fourth Street, Evansville, Indiana 47708.

Item 2.  Identity and Background

(a)  Name of Person(s) Filing this Schedule 13D (the "Filing Parties"):

     Mr. Bruce A. Cordingley
     Mr. Gerald K. Pedigo
     Mr. Phillip J. Stoffregen
     Pedcor Holdings, LLC
     Pedcor Bancorp

(b)-(c)

Mr. Bruce A. Cordingley
-----------------------

     Mr. Bruce A. Cordingley is the President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Cordingley is also the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife) of Pedcor Bancorp and the President and 34.31% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Cordingley is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.

Mr. Gerald K. Pedigo
--------------------

     Mr. Gerald K. Pedigo is the Chairman of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Pedigo is also the Chairman and 46% owner of Pedcor Bancorp and the Chairman and 34.31% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Pedigo is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.

Mr. Phillip J. Stoffregen
-------------------------

     Mr. Phillip J. Stoffregen is the Executive Vice President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Stoffregen is also the Executive Vice President and 7% owner of Pedcor Bancorp and the Executive Vice President and 28.23% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.

Pedcor Holdings, LLC
--------------------

     Pedcor Holdings, LLC is an Indiana limited liability company, the principal business of which is investments. The business address is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Holdings, LLC, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Holdings, LLC. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Holdings, LLC. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

Pedcor Bancorp
--------------

     Pedcor Bancorp is an Indiana corporation, the principal business of which is investments in financial institutions. The business address is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Bancorp, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Bancorp. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Bancorp. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

(d) None of the Filing Parties identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The common stock acquired of the Issuer as described in this Schedule 13D were acquired by Gerald K. Pedigo with personal funds by exercise of a stock option transferred to Mr. Pedigo by Pedcor Holdings, LLC.

Item 4.  Purpose of Transaction
-------------------------------

     The common stock of the Issuer acquired by Gerald K. Pedigo was acquired by the exercise of a stock option that was transferred to Mr. Pedigo by Pedcor Holdings, LLC. The Filing Parties intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to general economic and business conditions and stock market conditions, the Filing Parties may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a)-(b)

Bruce A. Cordingley
-------------------

     Mr. Cordingley may be deemed to beneficially own in the aggregate 6,132,849 shares of the common stock of the Issuer, representing approximately 62.4% of the outstanding shares of common stock. Of such shares, Mr. Cordingley has sole voting and dispositive power with respect to 87,518 shares, and shared voting and dispositive power with respect to 6,045,331 shares as a result of the following relationships:

     o 311,658 shares owned by Pedcor Bancorp, of which Mr. Cordingley is the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife);

     o 2,814,958 shares owned by Pedcor Holdings, LLC, of which Mr. Cordingley is the President and 34.31% owner;

     o approximately 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and

     o 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes (i) 8,587 shares which Mr. Cordingley has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 1994 Rights Offering; and (ii) 56,516 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Gerald K. Pedigo
----------------

     Mr. Pedigo may be deemed to beneficially own in the aggregate 6,283,088 shares of the common stock of the Issuer, representing approximately 64.3% of the outstanding shares of common stock. Of such shares, Mr. Pedigo has sole voting and dispositive power with respect to 237,757 shares, and shared voting and dispositive power with respect to 6,045,331 shares as a result of the following relationships:

     o 311,658 shares owned by Pedcor Bancorp, of which Mr. Pedigo is the Chairman and 46% owner;

     o 2,814,958 shares owned by Pedcor Holdings, LLC, of which Mr. Pedigo is the Chairman and 34.31% owner;

     o approximately 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and

     o 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes 9,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Phillip J. Stoffregen
---------------------

     Mr. Stoffregen may be deemed to beneficially own in the aggregate 21,600 shares of the common stock of the Issuer, representing approximately .31% of the outstanding shares of common stock. Of such shares, Mr. Stoffregen has sole voting and dispositive power with respect to 21,600 shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 11,600 shares which Mr. Stoffregen has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Pedcor Holdings, LLC
--------------------

     Pedcor Holdings, LLC may be deemed to beneficially own in the aggregate 5,709,007 shares of the common stock of the Issuer, representing approximately 58.6% of the outstanding shares of common stock. Of such shares, Pedcor Holdings, LLC has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes (i) approximately 2,507,430 shares (based on the closing price of $1.75 on January 7, 2003) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,388,002 worth of Fidelity Federal Bancorp's common stock; and (ii) 386,619 shares which Pedcor Holdings, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Pedcor Bancorp
--------------

     Pedcor Bancorp may be deemed to beneficially own in the aggregate 336,324 shares of the common stock of the Issuer, representing approximately 4.9% of the outstanding shares of common stock. Of such shares, Pedcor Bancorp has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     Each of the Filing Parties expressly disclaims beneficial ownership with respect to shares of common stock covered by this Schedule 13D not owned by him or it of record.

(c) The Filing Parties have effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                           Date of       Number of   Price Paid   Place/Manner
      Name               Transaction      Shares     Per Share      of Sale
      ----               -----------      ------     ---------      -------
Pedcor Holdings, LLC    January 7, 2003   100,000        N/A          (1)

Gerald K. Pedigo        January 7, 2003   100,000      $1.53          (2)

----------

(1)  Gift of a portion of a stock option to Gerald K. Pedigo.

(2)  Exercised stock option.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------

     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Filing Parties and any other person with respect to any shares of common stock of the Issuer.

     Pedcor Bancorp has pledged 180,300 of its shares of common stock of the Issuer to International City Bank, Long Beach, California ("ICB") as collateral security for obligations of Pedcor Bancorp to ICB, and Pedcor Holdings, LLC has pledged 100,000 of its shares to ICB as collateral security for the same obligations. Pedcor Bancorp and Pedcor Holdings, LLC have pledged an additional 82,258 and 143,000, respectively, of shares to ICB as collateral security for additional obligations of PHC Owner 2000-I, L.P. to ICB. Pedcor Holdings, LLC also pledged 1,191,821 of its shares to Union Planters Bank, Indianapolis, Indiana ("Union Planters") as collateral security for obligations of Pedcor Holdings, LLC to Union Planters. Pedcor Holdings, LLC has pledged 748,110 of its shares to Bank of Evansville as collateral security for its obligations. There are standard default and similar provisions contained in the pledge agreements in connection with the aforementioned pledges.

     On January 7, 2003, Pedcor Holdings, LLC transferred a portion of a stock option to Gerald K. Pedigo. On such date, the shares underlying such option amounted to 100,000 shares of the Issuer. On January 7, 2003, Mr. Pedigo exercised such option.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    Exhibit 1*     Joint Filing Agreement.

    Exhibit 2* Amended and Restated Purchase Agreement, effective as of January 21, 2000, between Fidelity Federal Bancorp and Pedcor Investments, incorporated by reference herein from Fidelity Federal Bancorp's proxy statement filed on April 20, 2000.

    Exhibit 3 Assignment of Rights, effective as of January 7, 2003, by and among Pedcor Investments, a limited liability company, Pedcor Holdings, LLC, Pedcor Bancorp, Gerald K. Pedigo, Bruce A. Cordingley and Phillip J. Stoffregen.


------------------
* Previously filed

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2003

                                       /s/ Bruce A. Cordingley
                                       ---------------------------------------
                                       Bruce A. Cordingley

                                       /s/ Gerald K. Pedigo
                                       ---------------------------------------
                                       Gerald K. Pedigo

                                       /s/ Phillip J. Stoffregen
                                       ---------------------------------------
                                       Phillip J. Stoffregen

                                       PEDCOR HOLDINGS, LLC


                                       By: /s/ Bruce A. Cordingley
                                           ----------------------------------
                                           Bruce A. Cordingley, President

                                       PEDCOR BANCORP


                                       By: /s/ Bruce A Cordingley
                                           ----------------------------------
                                           Bruce A. Cordingley, President and
                                           Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------

Exhibit 1*          Joint Filing Agreement.

Exhibit 2* Amended and Restated Purchase Agreement, effective as of January 21, 2000, between Fidelity Federal Bancorp and Pedcor Investments, incorporated by reference herein from Fidelity Federal Bancorp's proxy statement filed on April 20, 2000.

Exhibit 3 Assignment of Rights, effective as of January 7, 2003, by and among Pedcor Investments, a limited liability company, Pedcor Holdings, LLC, Pedcor Bancorp, Gerald K. Pedigo, Bruce A. Cordingley and Phillip J. Stoffregen.



-------------------
*  Previously filed

                                                                       EXHIBIT 3


                              ASSIGNMENT OF RIGHTS
                              --------------------

     This ASSIGNMENT OF RIGHTS ("Assignment") is entered into this 7th day of January, 2003, by and between Pedcor Investments, a limited liability company ("Pedcor"), Pedcor Holdings, LLC ("Holdings") Pedcor Bancorp ("Bancorp"), Gerald
K. Pedigo ("Pedigo"), Bruce A. Cordingley ("Cordingley") and Phillip J. Stoffregen ("Stoffregen").

Whereas, Pedcor is a party to the Amended and Restated Stock Purchase Agreement ("Agreement") effective January 21, 2000, between Pedcor and Fidelity Federal Bancorp ("Fidelity"); and

     WHEREAS, pursuant to Section 8.6 of the Agreement, Pedcor is entitled to assign its rights and obligations under the Agreement to Holdings, Bancorp, Pedigo, Cordingley and Stoffregen as its Permitted Assigns (as defined in the Agreement), although Pedcor will remain obligated under the Agreement as if no assignment had taken place; and

     WHEREAS, Pedcor wishes to assign to Holdings, Bancorp, Pedigo, Cordingley and Stoffregen its rights to purchase the stock of Fidelity pursuant to the Agreement, and Holdings, Bancorp, Pedigo, Cordingley and Stoffregen have agreed that Pedcor shall assign to Holdings, Bancorp, Pedigo, Cordingley and Stoffregen shall accept from Pedcor, all of Pedcor's rights to purchase the stock of Fidelity pursuant to the Agreement.

     NOW, THEREFORE, in consideration of the amount of One Dollar and other good and valuable consideration, the receipt of which is herby acknowledged, Pedcor herby assigns all of its rights to purchase shares of the common stock of Fidelity arising pursuant to and under the Agreement to Holdings, Bancorp, Pedigo, Cordingley and Stoffregen, such assignment to be effective as of the 7th day of January, 2003.

     Dated as of the date first written above.

                                            /s/ Bruce A. Cordingley
                                            ------------------------------
                                            Bruce A. Cordingley, President
                                            Pedcor Investments